

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Yau Ting Tai
Chief Financial Officer
Magic Empire Global Ltd
3/F, 8 Wyndham Street
Central, Hong Kong

> **Re: Magic Empire Global Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Response dated November 22, 2024**
> **File No. 001-41467**

Dear Yau Ting Tai:

We have reviewed your November 22, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023

General

1. Based on the information provided in the response and in previous correspondence, we do not necessarily agree with your view that time deposits held by the Company may be treated as "cash items" for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Investment Company Act"). Please confirm your understanding of the same.

2. The staff notes the Company's representations regarding future changes to its portfolio holdings, including the representation that the Company will not renew existing time deposits with a maturity of not more than three months. On the basis of these representations, and apart from comment one above, the staff has no further questions or comments with respect to the Company's time deposit holdings.

3.   In future filings, to the extent applicable, please include a risk factor disclosing risks related to the Company potentially operating as an "investment company" under the Investment Company Act. Please ensure that the risk factor, among other things, (i) discloses, with appropriate specificity, why the Company may be at risk of being considered an investment company and (ii) describes the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts. Furthermore, to the extent the Company continues to hold substantial positions in time deposits on a consolidated basis, please ensure the risk factor disclosure (A) notes the same, (B) reflects comment number one above and (C) addresses the risk that such time deposits may deemed to be "investment securities" within the meaning of the Investment Company Act.

   Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Energy & Transportation